

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel. (66) 0-2632-7071
Facsimile : (66) 0-2236-1982 E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

ISO-9001:2000 REGISTERED FIRM
ISO-14001 REGISTERED FIRM
DNV Certification B.V., THE NETHERLANDS

03022113

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA


SEC MAIL PROCESSING
RECEIVED
MAY 23 2003
WASH, D.C. SECTION
161

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule 12g3-2 (b) Exemption
File No. 82-2842

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed"with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

ASIA FIBER PUBLIC COMPANY LIMITED

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Mr.Chen Namchaisiri
President

Enclosure

(File No. 82-2842)

Annex A to Letter to the SEC
dated May 19, 2003 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: _________ Annual Report Date: as of ______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	_______
Title: Audited Financial Information for Years Ended ____ __, 200__ and 200__ Date: as of _______ __, 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Unaudited Financial Information for Years Ended _________ __, 200__ and 200__ Date: as of _________ __, 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Interim Financial Information for Three Months Ended March 31,2003 and Review Report of Certified Public Accountant Date: as of ______, ___. Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on __________ ___, Date: ____________ ___, Entity requiring item: Pursuant to the	

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of _________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the ________________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Other:	
Title: Date: ___________ __ , 200__ Entity requiring item:	________

ASIA FIBER PUBLIC COMPANY LIMITED

Interim Financial Statements

For the period ended March 31, 2003

and

Review Report of Certified Public Accountant



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ASIA FIBER PUBLIC COMPANY LIMITED



KPMG Phoomchai Audit Ltd.
บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 21 สยามทาวเวอร์
989 ถนนพระราม 1 เขตปทุมวัน
กรุงเทพฯ 10330

Siam Tower, 21st Floor
989 Rama 1 Road, Pathumwan
Bangkok 10330, Thailand

Telephone 66 (2) 658 5000
Fax 66 (2) 658 0660-3
www.kpmg.co.th

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at March 31, 2003, the statements of income for each of the three-month and nine-month periods ended March 31, 2003 and 2002, and the statements of changes in shareholders'equity and cash flows for each of the nine-month periods ended March 31, 2003 and 2002. The management of Asia Fiber Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2002 in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated August 9, 2002. The balance sheet of Asia Fiber Public Company Limited as at June 30, 2002, which has been presented herein for comparative purpose, is a component of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Mr. Pisit Chiwaruangroch)
Certified Public Accountant
Registration No. 2803

KPMG Phoomchai Audit Ltd.
Bangkok
April 28, 2003


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ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
AS AT MARCH 31, 2003 AND JUNE 30, 2002

A S S E T S

	Notes	In Thousand Baht March 31, 2003 "Unaudited" "Reviewed"	 June 30, 2002 "Audited"
CURRENT ASSETS			
Cash and cash equivalents		51,961	32,321
Short-term investment in fixed deposit		1,630	1,616
Trade accounts receivable - net			
- Related companies	3	105,632	106,550
- Other companies	4	155,406	162,471
Inventories		289,258	277,515
Inventories in transit		29,210	50,416
Other current assets		5,315	6,933
Total Current Assets		638,412	637,822
NON-CURRENT ASSETS			
Investments in shares of associated companies - at equity method	5	50	10,193
Investment in shares of other company (general investment) - at cost	6	500	500
Property, plant and equipment - net	7	561,338	597,909
Other non-current assets		692	1,425
Total Non-Current Assets		562,580	610,027
TOTAL ASSETS		1,200,992	1,247,849

The accompanying notes are an integral part of these financial statements.



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ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
AS AT MARCH 31, 2003 AND JUNE 30, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	In Thousand Baht	
		March 31, 2003 "Unaudited" "Reviewed"	June 30, 2002 "Audited"
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	7, 8	122,084	197,110
Trade accounts payable		50,128	55,841
Current portion of long-term loans	7	8,571	53,237
Accrued expenses		50,310	47,545
Other current liabilities		9,476	3,022
Total Current Liabilities		240,569	356,755
NON-CURRENT LIABILITY			
Long-term loans - net of current portion	7	20,714	28,743
Total Liabilities		261,283	385,498
SHAREHOLDERS' EQUITY			
Authorized share capital - 100,000,000 common shares, Baht 10 par value			
Issued and fully paid - 45,572,418 shares as at March 31, 2003 and 45,572,340 shares as at June 30, 2002	9	455,724	455,723
Premium on share capital		369,500	369,500
Revaluation increment in land	7	250,082	250,082
Legal reserve		16,248	16,248
General reserve		1,358	1,358
Deficit		(153,203)	(230,560)
Shareholders' Equity - Net		939,709	862,351
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,200,992	1,247,849

The accompanying notes are an integral part of these financial statements.


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ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR EACH OF THE THREE-MONTH AND NINE-MONTH PERIODS
ENDED MARCH 31, 2003 AND 2002

"UNAUDITED"
"REVIEWED"

		In Thousand Baht			
		Three Months Ended March 31,		Nine Months Ended March 31,	
	Note	2003	2002	2003	2002
REVENUES	3				
Net sales and services income		331,066	320,086	949,706	984,847
Gain on sale of investment in associated company	5	25,321	-	25,321	-
Gain on foreign exchange - net		298	-	1,004	2,139
Other income		5,363	4,240	18,743	14,337
Total Revenues		362,048	324,326	994,774	1,001,323
EXPENSES					
Cost of sales and services		311,987	302,887	858,138	905,855
Selling and administrative expenses		18,012	15,549	47,172	49,377
Loss on foreign exchange - net		-	491	-	-
Equity in net loss of associated company		-	67	-	132
Total Expenses		329,999	318,994	905,310	955,364
Profit before Interest Expense		32,049	5,332	89,464	45,959
Interest Expense		(2,964)	(6,848)	(12,107)	(24,934)
Profit (Loss) from Ordinary Activities		29,085	(1,516)	77,357	21,025
Extraordinary item - Gain from debt restructuring	10	-	3,599	-	3,599
NET PROFIT		29,085	2,083	77,357	24,624
Earnings (Loss) per Share (Baht)					
Profit (Loss) from ordinary activities		0.64	(0.03)	1.70	0.46
Extraordinary item		-	0.08	-	0.08
Net profit		0.64	0.05	1.70	0.54

The accompanying notes are an integral part of these financial statements.



ASIA FIBER PUBLIC COMPANY LIMITED "UNAUDITED"
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY "REVIEWED"
FOR EACH OF THE NINE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

		In Thousand Baht						
	Note	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Legal Reserve	General Reserve	Deficit	Net
Balance as at July 1, 2001		455,723	369,500	250,082	16,248	1,358	(283,167)	809,744
Net income for the period		-	-	-	-	-	24,624	24,624
Balance as at March 31, 2002		455,723	369,500	250,082	16,248	1,358	(258,543)	834,368
Balance as at July 1, 2002		455,723	369,500	250,082	16,248	1,358	(230,560)	862,351
Increase in share capital	9	1	-	-	-	-	-	1
Net income for the period		-	-	-	-	-	77,357	77,357
Balance as at March 31, 2003		455,724	369,500	250,082	16,248	1,358	(153,203)	939,709

The accompanying notes are an integral part of these financial statements.



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ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR EACH OF THE NINE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

"UNAUDITED"
"REVIEWED"

	In Thousand Baht	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	77,357	24,624
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for doubtful accounts	2,532	-
Reversal of allowance for slow-moving inventories	-	(879)
Equity in net loss of associated company	-	132
Gain from debt restructuring	-	(3,599)
Depreciation	42,451	57,069
Gain on disposal of fixed assets	(600)	(31)
Gain from sales of investment in associated company	(25,321)	-
Unrealized gain on foreign exchange	(77)	(1,124)
Decrease (increase) in operating assets:		
Trade accounts receivable	5,545	58,024
Inventories	(11,743)	58,070
Inventories in transit	21,206	67,390
Other current assets	1,618	20,228
Other non-current assets	733	-
Increase (decrease) in operating liabilities:		
Trade accounts payable	(5,713)	(16,772)
Accrued expenses	2,748	300
Other current liabilities	6,454	(15,453)
Net Cash Provided by Operating Activities	117,190	247,979
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in short-term investment in fixed deposit	(14)	(16)
Proceeds from sales of investment in associated company	35,464	318
Proceeds from sales of fixed assets	1,108	31
Purchases of fixed assets	(6,388)	(36,274)
Net Cash Provided by (Used in) Investing Activities	30,170	(35,941)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in bank overdrafts and short-term loans from financial institutions	(75,026)	(110,262)
Cash proceeds from increase in share capital	1	-
Proceeds from long-term loans	-	30,000
Repayments of long-term loans	(52,695)	(105,443)
Net Cash Used in Financing Activities	(127,720)	(185,705)
NET INCREASE IN CASH AND CASH EQUIVALENTS	19,640	26,333
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	32,321	42,155
CASH AND CASH EQUIVALENTS AT END OF PERIOD	51,961	68,488
Additional Cash Flows Information:		
Cash payments during the period for:		
- Interest expense	9,333	22,656

ASIA FIBER PUBLIC COMPANY LIMITED
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2003 AND 2002 (REVIEWED)
AND JUNE 30, 2002 (AUDITED)

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION

The accompanying interim financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended June 30, 2002. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended June 30, 2002.

The accounting standards, being adopted by the Company, may not be in conformity with generally accepted accounting principles practiced in other countries due to the accompanying interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these interim financial statements have not been designed for those who are not familiar with Thai accounting principles and practices.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English version of interim financial statements have been translated from the Thai version of interim financial statements. Such financial statements have been prepared for domestic reporting purpose.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with generally accepted accounting principles. Accounting policies that have been applied to the preparation of the interim financial statements for the three-month and nine-month periods ended March 31, 2003 and 2002 are similar to those have been applied to the financial statements for the year ended June 30, 2002.

3. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues arose from transactions with related companies. These companies are related through common shareholdings and/or directorships. The effects of these transactions, which are in the normal course of business on an arm's – length basis, are reflected in the accompanying interim financial statements.


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บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

As at March 31, 2003 and June 30, 2002, trade accounts receivable from related companies consisted of:

	In Thousand Baht	
	March 31, 2003	June 30, 2002
Thai Far East Co., Ltd.	107,519	107,761
T.F.E. Trading Co., Ltd.	19,324	19,324
Asia Garment Co., Ltd.	504	3,518
Thai Industries Development Co., Ltd.	1,184	-
Thai Sewing Industrial Co., Ltd.	4,454	-
Total	132,985	130,603
Less allowance for doubtful accounts	(27,353)	(24,053)
Net	105,632	106,550

The aging analysis of the above trade accounts receivable from related companies as at March 31, 2003 and June 30, 2002 are as follows:

	In Thousand Baht	
	March 31, 2003	June 30, 2002
Current to 3 months	7,394	3,781
Over 3 months to 6 months	237	847
Over 6 months to 12 months	781	3,524
Over 12 months	124,573	122,451
Total	132,985	130,603
Less allowance for doubtful accounts	(27,353)	(24,053)
Net	105,632	106,550

As at March 31, 2003 and June 30, 2002, the Company had long-outstanding trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 124.6 million and Baht 122.5 million, respectively (the outstanding balances from these companies March 31, 2003 and June 30, 2002 amounted to Baht 126.8 million and Baht 127.1 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.6 million. As at March 31, 2003 and June 30, 2002, the Company provided an allowance for doubtful accounts of Baht 27.4 million and Baht 24.1 million, respectively, for these receivables. Management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of receivables.


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ASIA FIBER PUBLIC COMPANY LIMITED

The transactions with the related companies which included in the statements of income for each of the three-month and nine-month periods ended March 31, 2003 and 2002 are as follows:

		In Thousand Baht			
		Three Months Ended March 31,		Nine Months Ended March 31,	
	Policy of Pricing	2003	2002	2003	2002
Net sales	Market Price	7,408	9,259	9,196	16,445
Interest income	Negotiated Agreement	728	-	1,456	-

4. TRADE ACCOUNTS RECEIVABLE - OTHER COMPANIES

The aging analysis of trade accounts receivable – other companies as at March 31, 2003 and June 30, 2002, are as follows:

	In Thousand Baht	
	March 31, 2003	June 30, 2002
Current to 3 months	165,253	174,561
Over 3 months to 6 months	-	4
Over 6 months to 12 months	-	-
Over 12 months	5,903	4,424
Total	171,156	178,989
Less allowance for doubtful accounts	(15,750)	(16,518)
Net	155,406	162,471

As at March 31, 2003 and June 30, 2002, the Company has long-outstanding (more than 12 months) trade accounts receivable, totalling Baht 5.9 million and Baht 4.4 million, respectively. As at March 31, 2003 and June 30, 2002, an allowance for doubtful accounts amounted to Baht 15.8 million and Baht 16.5 million, respectively. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.


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ASIA FIBER PUBLIC COMPANY LIMITED

5. INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES – At Equity Method

					In Thousand Baht	
The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
March 31, 2003						
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	50
Total						
June 30, 2002						
Asia Industrial Fiber & Tyrecord Co., Ltd.	Manufacturing	Directorship	25.00	40,000	10,000	10,143
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	50
Total					23,471	10,193

On January 3, 2003, the Company sold its entire investments in shares of Asia Industrial Fiber & Tyrecord Co., Ltd. to Swan Industries (Thailand) Limited at Baht 35.5 million and has a gain on sale of such investments of Baht 25.3 million.

6. INVESTMENT IN SHARES OF OTHER COMPANY (General Investment) – At Cost

	In Thousand Baht	
	March 31, 2003	June 30, 2002
Thai Caprolactum Public Company Limited	500	500

7. PROPERTY, PLANT AND EQUIPMENT

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

The Company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000 and March 23, 1999). The excess of appraised value over cost of Baht 250.1 million is shown as "Revaluation increment in land" under "Shareholders' Equity". The revaluation increment in land is not available for dividend distribution.

As at March 31, 2003 and June 30, 2002, a part of the Company's land, building, machinery and equipment are collateralized for the short-term loans and long-term loans totalling to Baht 94.5 million and Baht 130.6 million, respectively.

Depreciation for each of the nine-month periods ended March 31, 2003 and 2002 amounted to approximately Baht 42.5 million and Baht 57.1 million, respectively.


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ASIA FIBER PUBLIC COMPANY LIMITED

8. DEFAULTED LOANS

On October 4, 2000, a local financial institution filed a claim against the Company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. However, the Company has recorded addition accrued interest expense at the defaulted interest rate (interest at the rate of 21% per annum) in the accounts.

9. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006. In July 2002, a shareholder exercised its warrants to purchase 78 common shares at the price of Baht 10 par value.

10. EXTRAORDINARY ITEM

On December 26, 2001, the Company entered into an agreement with a local bank to restructure default debts (consisting of principal debt of Baht 6 million and accrued interest of Baht 5.9 million). And on February 11, 2002, the Company settled these debts with gain of Baht 3.6 million. This gain is shown as an extraordinary item in the statements of income for the three-month and nine-month periods ended March 31, 2002.


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ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)
MARCH 31, 2003 AND 2002 (REVIEWED)
AND JUNE 30, 2002 (AUDITED)

11. SEGMENTATION OF BUSINESS

	For the nine-month period ended March 31, 2003 (In Thousand Baht)		
	Local Sales	Export Sales	Total
Net sales and services income	600,237	349,469	949,706
Cost of sales and services	542,651	315,487	858,138
Gross profit	57,586	33,982	91,568
Gain on sale of investment in associated company			25,321
Gain on foreign exchange - net			1,004
Other income			18,743
Selling and administrative expenses			(47,172)
Interest expense			(12,107)
Net profit			77,357

	For the nine-month period ended March 31, 2002 (In Thousand Baht)		
	Local Sales	Export Sales	Total
Net sales and services income	665,466	319,381	984,847
Cost of sales and services	624,811	281,044	905,855
Gross profit	40,655	38,337	78,992
Gain on foreign exchange - net			2,139
Other income			14,337
Selling and administrative expenses			(49,377)
Equity in net loss of associated company			(132)
Interest expense			(24,934)
Gain from debt restructuring			3,599
Net profit			24,624

12. OTHERS

As at March 31, 2003, the Company had unused letters of credit amounting to Baht 78.7 million.


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ASIA FIBER PUBLIC COMPANY LIMITED